SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

TIMKENSTEEL CORPORATION

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

887399103

(CUSIP Number)

Ellwood Group Investment Corp.

1105 N. Market Street

P.O. Box 8985, Suite 1300

Wilmington, DE 19810

Attn: Gregory D. Timmons, Esq.

(724) 752-3680

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group, Inc. I.R.S. Identification Nos. of above persons (entities only) 25-1877613
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,285,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,285,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.70%[1]
14.	Type of Reporting Person (See Instructions) CO

[1]	The increase to 9.70% from the 9.58% reported in Amendment No. 4 to the Reporting Persons Schedule 13D filed on April 27, 2015 results solely from a decrease in the outstanding shares of the Issuer from 44,756,411 Shares as of January 31, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 to 44,192,239 Shares as of October 30, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP No. 887399103

1.	Name of Reporting Person Ellwood Group Investment Corp. I.R.S. Identification Nos. of above persons (entities only) 51-0252828
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,285,026
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,285,026
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,285,026
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 9.70[2]%
14.	Type of Reporting Person (See Instructions) CO

[2]	The increase to 9.70% from the 9.58% reported in Amendment No. 4 to the Reporting Persons Schedule 13D filed on April 27, 2015 results solely from a decrease in the outstanding shares of the Issuer from 44,756,411 Shares as of January 31, 2015 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 to 44,192,239 Shares as of October 30, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.

CUSIP NO. 887399103

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed on January 7, 2015 (the “Initial Filing”), as amended by Amendment No. 1 filed on February 5, 2015, by Amendment No. 2 filed on February 20, 2015, by Amendment No. 3 filed on March 12, 2015, and by Amendment No. 4 filed on April 27, 2015 (“Amendment No. 4”), by Ellwood Group, Inc., a Pennsylvania corporation (“EGI”), and its wholly owned subsidiary, Ellwood Group Investment Corp., a Delaware corporation (“EGIC”). There has been no change in the number of shares of the common stock, no par value (the “Shares”), of TimkenSteel Corporation (the “Issuer”) beneficially owned by the Reporting Persons since the filing of Amendment No. 4. Except as set forth in this Amendment No. 5, there has been no material change in the facts set forth in the Initial Filing as previously amended.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons continually review their investment in the Issuer. As part of that review, and in light of the decline in the value of the Reporting Persons’ investment in the Issuer, the Reporting Persons have determined that they may need to seek a more active role in the Issuer’s affairs in order to protect and maximize the value of their investment. To that end, the Reporting Persons have had communications with the Issuer regarding potential financing arrangements that could include the Reporting Persons. No agreement was reached between the Reporting Persons and the Issuer as a result of such communications.

The Reporting Persons intend to review the Issuer’s performance on a continuing basis and will take whatever action they deem necessary and appropriate to protect their investment in the Issuer, which may relate to or could result in the transactions or changes contemplated by Items 4(a)-(j) of Schedule 13D. The Reporting Persons reserve the right to formulate or amend plans and/or make proposals and to pursue any number of additional actions with respect to their investment in the Shares, including, without limitation: (i) communicating with the Issuer, other shareholders or third parties regarding the Issuer or any other transactions or changes contemplated by Items 4(a)–(j) of Schedule 13D, (ii) proposing nominees to the board of directors, (iii) acquiring beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iv) taking any other actions which could involve one or more types of transactions or have one or more of the results described in Items 4(a)–(j) of Schedule 13D, (v) disposing of all or part of its holdings of Shares, or (vi) changing their intention with respect to any or all matters referred to in this Item 4. The factors the Reporting Persons may consider in reviewing their investment include, without limitation, a continuing analysis of the Issuer’s business, financial condition, operations and prospects, board composition, actions and management structure, general market and economic conditions, the relative attractiveness of alternative business and investment opportunities, and other future developments. Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in Items 4(a)-(j) of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2016

ELLWOOD GROUP, INC.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	Chief Operating Officer

ELLWOOD GROUP INVESTMENT CORP.

By:	/s/ Bentraum D. Huffman
Name:	Bentraum D. Huffman
Title:	VP Finance

5